Form CB

Tender Offer/Rights Offering Notification Form
(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Komatsu Fuokurifuto Kabusikikaisha
(Name of Subject Company)

Komatsu Forklift Co., Ltd.
(Translation of Subject Company's Name into English (if applicable)

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Komatsu Ltd. / Komatsu Forklift Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable)

Tsutomu Kobayashi, General Manager, Finance Department, Komatsu Forklift Co., Ltd., 2-3-4 Akasaka, Minato-ku, Tokyo, Japan 107-8474; Tel: 81-3-3224-6522
With a copy to: Susan Morita, Arnold & Porter, 555 12th St. NW, Washington, DC 20004; Tel: (202) 942-5252

Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

Part I--Information Sent to Security Holders

Item 1. (a) Notice of the 73rd Ordinary General Meeting to shareholders of Komatsu Forklift Co., Ltd.

(b) Not applicable.

Item 2. Included in Item 1(a).

Part II--Information Not Required To Be Sent to Security Holders

Item 1. Not applicable.

Item 2. Not applicable.

Item 3. Not applicable.

Part III--Consent to Service of Process

Komatsu Forklift Co., Ltd. is filing a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form. See also Form F-X filed with the Commission by Komatsu Ltd. on May 10, 2002.

Part IV--Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

K. Kinoshita

(Signature)

Kenji Kinoshita, Chief Financial Officer, Komatsu Ltd.

(Name and Title)

June 4, 2002

(Date)

T. Kobayashi

(Signature)

Tsutomu Kobayashi,

General Manager, Finance Department, Komatsu Forklift Co., Ltd.

(Name and Title)

June 4, 2002

(Date)

(Translation)

June 3, 2002

NOTICE OF CONVOCATION OF THE SEVENTY THIRD ORDINARY GENERAL MEETING OF SHAREHOLDERS OF KOMATSU FORKLIFT CO., LTD.

This document has been translated from the Japanese original for reference purposes only, and contains a translation of only those portions of the relevant Notice relating to the transaction described herein. In the event of any discrepancy between this document and Japanese original, the original shall prevail.

Komatsu Ltd. and Komatsu Forklift Co., Ltd. are Japanese companies. The business combination referred to in this Notice (Transaction) involves shares of common stock of a non-U.S. company. The Transaction is subject to disclosure requirements of a non-U.S. country that are different form those of the United States. Financial information included in this press release, if any, has been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial information of United States companies.

It may be difficult for a U.S. investor to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since the issuer of securities is located in a non-U.S. country, and some or all of its officers and directors may be residents of a non-U.S. country. A U.S. investor may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to an U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

TO: THE SHAREHOLDERS

Please be advised that the 73rd Ordinary General Meeting of Shareholders of Komatsu Forklift Co., Ltd. ("Company") will be held in accordance with the particulars indicated in the attachment hereto. Your attendance at the meeting is cordially requested. If you are unable to attend the meeting, we would appreciate your reviewing the attached documents, affixing your seal or signature on the enclosed instruction card concerning the exercise of voting rights, and returning it to the Company after indicating thereon your approval or disapproval of the items of business enumerated in the attached documents.

Sincerely yours,

Komatsu Forklift Co., Ltd.
3-4, Akasaka 2-chome, Minato-ku, Tokyo

By: Takeo Shibuya
President and Representative Director

PARTICULARS OF MEETING

1. **Date and Time:** June 26, 2002 (Wed.) at 10:00 a.m.

2. **Place:** Tochigi Factory of Company
110 Shinden, Yokokura, Oyama, Tochigi

3. **Purpose of Meeting:**

Items to be Resolved:

Proposal No.2: Approval of Share Exchange Agreement Between the Company and Komatsu Ltd.

Proposal No.2: Approval of Share Exchange Agreement Between the Company and Komatsu Ltd.

1. Reason for the share exchange:

The Company and Komatsu Ltd. (hereinafter referred to as "Komatsu") have agreed that the Company will become a wholly owned subsidiary of Komatsu by a share exchange on October 1, 2002, and entered into a share exchange agreement on May 10, 2002 pursuant to Article 353 of the Commercial Code of Japan (*kabushiki kokan*). It is provided in this agreement that the share exchange ratio of Komatsu to the Company shall be 1 to 394/1,000 (394/1,000 shares of Komatsu will be allotted for each share of the Company).

To reinforce its management basis and profit-generating capability, the Company became a subsidiary of Komatsu in June 2000. While refining cooperation with the Komatsu Group, the Company has reached an agreement for cooperative relations, endorsed by mutual equity participation, with Linde AG, a world leader of forklift truck manufacturers, and has built on global cooperative relations. To ensure further growth as market competition intensifies worldwide, however, the Company has determined that it needs to further forge cooperation within the Group and carry out more management with adaptability. Based on this belief, the Company has come to a conclusion that the best course is to become a wholly owned subsidiary of Komatsu through the share exchange.

After becoming a wholly owned subsidiary of Komatsu, the Company plans to become a joint-venture company of Komatsu and Linde. As a result, the Company will be better positioned to take full advantage of technological and other resources of the two parent companies, and strive to become a top-level company in the industry as it continues to strengthen its competitiveness on a global basis. The Company believes that in the event that the Company becomes a joint-venture company of Komatsu and Linde, the corporate value of Komatsu, which will become the parent company of the Company through the share exchange, will further increase and thus the Company will be able to better compensate its shareholders.

The Company appreciates your understanding the purpose of the share exchange and requests your approval of the share exchange agreement.

In addition, Komatsu and Komatsu Zenoah Co. (hereinafter referred to as "Komatsu Zenoah") which is a listed subsidiary of Komatsu, are scheduled to execute a share exchange (*kabushiki kokan*) on October 1, 2002. The share exchange ratio of Komatsu to Komatsu Zenoah, the number of new shares to be issued by Komatsu upon the share exchange, and the amounts of paid-in capital and additional paid-in capital are as follows:

(1) Share exchange ratio of Komatsu to Komatsu Zenoah:
1 to 658/1,000 (658/1,000 shares of Komatsu will be allotted for each share of Komatsu Zenoah.)

(2) Number of new shares to be issued by Komatsu:
16,131,721 shares

(3) Paid-in capital of Komatsu will not be increased.

(4) Amount of additional paid-in capital to be increased by Komatsu:
The amount calculated by multiplying the existing net asset value of Komatsu Zenoah as of the date of the share exchange by the ratio of the number of shares of Komatsu Zenoah to be transferred to Komatsu upon the share exchange to the total number of issued shares of Komatsu Zenoah

2. Contents of Share Exchange Agreement:

Share Exchange Agreement (copy)

Komatsu Ltd. (hereinafter referred to as "Komatsu") and Komatsu Forklift Co., Ltd. (hereinafter referred to as "Komatsu Forklift") shall enter into a share exchange [agreement] **[NOTE: Is the use of the word "agreement" correct here? Hasn't the agreement already been entered into?][Makabe answer: the agreement was signed and executed by presents of bot company on May 10 after the Board resolutions of both companies]** as follows:

Article 1. (Share Exchange)
Komatsu and Komatsu Forklift shall perform a share exchange pursuant to the method provided for in Articles 352 to 363 inclusive of the Commercial Code of Japan so that Komatsu shall be the parent company of Komatsu Forklift and Komatsu Forklift shall be a wholly-owned subsidiary of Komatsu.

Article 2. (Shares to be Issued upon Share Exchange and Allotment Thereof)
Komatsu shall issue 23,690,638 shares of common stock upon the share exchange and allot such shares in the ratio of 394/1,000 shares of common stock of Komatsu to each share of common stock of Komatsu Forklift held by shareholders of Komatsu Forklift (including beneficial shareholders, the same shall apply hereinafter) whose names have been entered in the last register of shareholders (including the register of beneficial shareholders, the same shall apply hereinafter) as of the date preceding the date of the share exchange. Provided, however, that with regard to 63,917,151 shares of common stock of Komatsu Forklift held by Komatsu, no shares of common stock of Komatsu shall be allotted.

Article 3. (Initial Date from which Dividends Accrues)
The amount of dividends on 23,690,638 shares of common stock of Komatsu to be increased upon the share exchange as stated in the preceding Article shall accrue from October 1, 2002.

Article 4. (Amounts of Paid-in Capital and Additional Paid-in Capital to Increase)
The amounts of paid-in capital and additional paid-in capital of Komatsu to increase upon the share exchange shall be as follows:

(1) Paid-in Capital: The amount of paid-in capital shall not be increased.

(2) Additional Paid-in Capital: The amount calculated by multiplying the existing net asset value of Komatsu Forklift as of the date of the share exchange by the ratio of the number of shares of Komatsu Forklift to be transferred to Komatsu upon the share exchange to the total number of issued shares of Komatsu Forklift. **[NOTE: We assume that the**

references to Komatsu Zenoah in this paragraph are appropriate.][Makabe answer: we have corrected the mistake.]

Article 5. (Date of Share Exchange)

The date of share exchange shall be October 1, 2002. Provided, however, that such date may be changed upon consultation between Komatsu and Komatsu Forklift, if necessary.

Article 6. (Limit of Amount of Dividends)

Komatsu and Komatsu Forklift shall pay dividends within the limits stated below to shareholders or registered pledgees whose names have been entered in the last register of shareholders of Komatsu and Komatsu Forklift as of March 31, 2002.

(1) With regard to Komatsu: \3 per share and in the total amount of \ 2,863,205,187

(2) With regard to Komatsu Forklift: \2 per share and in the total amount of \ 248,078,146

Article 7. (Term of Office of Officers who Assume the Office Before the Date of Share Exchange)

The term of office of Directors or Statutory Auditors of Komatsu who shall have assumed office before the date of the share exchange shall be up to the expiration of the term of office as if such share exchange pursuant to this Agreement should not have taken place.

Article 8. (General Meeting of Shareholders Regarding Approval of Share Exchange Agreement)

Komatsu Forklift shall convene the general meeting of shareholders (hereinafter referred to as "General Meeting of Shareholders Regarding Approval of Share Exchange Agreement") on June 26, 2002 and request a resolution regarding approval of this Agreement and necessary matters related to the share exchange. Provided, however, that such date of meeting may be changed upon consultation between Komatsu and Komatsu Forklift, if necessary.

2. Pursuant to the provision of Article 358, Paragraph 1 of the Commercial Code of Japan, Komatsu shall execute the share exchange without obtaining approval of this Agreement at the general meeting of shareholders.

Article 9. (Management of Property, etc. of the Companies)

Komatsu and Komatsu Forklift shall execute business and manage the property with the care of a dutiful custodian from the date of conclusion of this Agreement up to the date of the share exchange; and acts which may have a material effect on the property, rights and obligations thereof shall be performed upon consultation in advance between Komatsu and Komatsu Forklift.

Article 10. (Change in Conditions of Share Exchange and Cancellation of this Agreement)

In case there is any material change in the financial conditions or business situation of Komatsu or Komatsu Forklift due to natural calamity, etc., during the term between the date of conclusion of this Agreement and the date of the share exchange, the conditions of the share exchange or any other matters provided for in this Agreement may be modified or this Agreement may be cancelled upon consultation between Komatsu and Komatsu Forklift.

Article 11. (Validity of Agreement)

This Agreement shall become null and void if approval at the General Meeting of Shareholders Regarding Approval of Share Exchange Agreement of Komatsu Forklift provided in Article 8, Paragraph 1 hereof or approval of the competent authorities prescribed in laws and regulations was not obtained, or if shareholders holding 1/6 or more of voting rights of all shareholders of Komatsu notified Komatsu of their intention to object to the share exchange pursuant to the provision of Article 358, Paragraph 5 of the Commercial Code of Japan.

Article 12. (Matters to be Consulted)

In addition to the matters provided for in this Agreement, necessary matters regarding the share exchange shall be determined according to the purpose of this Agreement, upon consultation between Komatsu and Komatsu Forklift separate herefrom.

IN WITNESS WHEREOF, this Agreement shall be made in duplicate, and one (1) copy shall be retained by each party with names and seals affixed thereto.

May 10, 2002

Komatsu Ltd.
3-6, Akasaka 2-chome, Minato-ku, Tokyo
President and Representative Director: Masahiro Sakane (seal)

Komatsu Forklift Co., Ltd.
3-4, Akasaka 2-chome, Minato-ku, Tokyo
President and Representative Director: Takeo Shibuya (seal)

3. Explanation regarding share exchange ratio prescribed in Article 354, Paragraph 1, Item 2 of the Commercial Code of Japan:

Reason for Determination of Share Exchange Ratio

Komatsu Forklift Co., Ltd. (hereinafter referred to as the "Company") and Komatsu Ltd. (hereinafter referred to as "Komatsu") have determined the share exchange ratio of a share exchange (hereinafter referred to as the "Share Exchange") to be executed on October 1, 2002, as follows:

1. Prior to negotiation and consultation with Komatsu with regard to the share exchange ratio of the Share Exchange, the Company appointed Deloittete Tohmatsu Corporate Finance Co., Ltd. (hereinafter referred to as "Deloitte Tohmatsu") as its financial advisor and requested the calculation of the proposal for share exchange ratio to be used as a reference upon negotiation and consultation with Komatsu.

2. Upon accepting the request, Deloitte Tohmatsu examined repeatedly from various aspects as to which corporate valuation method should be adopted and has come to the conclusion that it is most appropriate to calculate the share value of the Company and Komatsu on a consolidated basis by adopting the average stock market price method and the discounted cash flow method, giving consideration to the premium, comprehensively. Deloitte Tohmatsu then calculated the share exchange ratios of the Share Exchange and presented such ratios to the Company as the range of share exchange ratios.

3. The Company negotiated and consulted with Komatsu with regard to the share exchange ratio based on the range of share exchange ratios presented by Deloitte Tohmatsu and as a result, it was determined at the meetings of Board of Directors of both companies as of May 10, 2002, that 394/1,000 share of Komatsu will be allotted for each share of the Company upon the Share Exchange; and the share exchange agreement was concluded as of May 10, 2002.

4. The share exchange ratio which was determined is within the range of share exchange ratios presented by Deloitte Tohmatsu.

5. In addition, the Company also requested The Nomura Securities Co., Ltd. (hereinafter referred to as "Nomura Securities") to calculate the proposal for share exchange ratio, and the share exchange ratio which was determined is within the range of share exchange ratios calculated by Nomura Securities.

6. In the Share Exchange Agreement in which the share exchange ratio is provided, it is prescribed that in case there is any material change in the financial conditions or business situation of either party of the Agreement, the conditions of the share exchange or any other matters provided for in the Agreement may be modified or the Agreement may be cancelled upon consultation between both parties.

4. Contents of the balance sheet and the income statement of the parties of the share exchange prescribed in Article 354, Paragraph 1, Item 3 and 5 of the Commercial Code of Japan:

BALANCE SHEET OF KOMATSU FORKLIFT CO., LTD.
(As of March 31, 2002)

(Millions of yen)

ASSETS

Current Assets:	**28,738**
Cash on hand and time deposits	37
Notes receivable-trade	227
Accounts receivable-trade	11,217
Products	1,475
Work in process	1,502
Raw materials and supplies	501
Short-term deposit	11,715
Accounts receivables	567
Deferred tax assets	728
Other current assets	768
Allowance for doubtful receivables	- 3
Fixed Assets:	**36,870**
Tangible Fixed Assets:	**9,097**
Buildings	3,445
Structures	476
Machinery and equipment	2,516
Vehicles and delivery equipment	141
Tools, furniture and fixtures	608
Land	1,655
Construction in progress	254
Intangible Fixed Assets:	**793**
Utilization rights for equipment	17
Software	724
Other intangible fixed assets	51
Investments, etc.:	**26,978**
Investments in securities	2,875
Shares of subsidiaries	20,330
Investment in subsidiaries	257
Long-term loans receivable	1,858
Long-term deposit	4,375
Long-term prepaid expenses	28
Prepaid pension expenses	606
Deferred tax assets	3,649
Other investments, etc.	513
Allowance for doubtful receivables	- 1
Reserve for investment evaluation	- 7,515
Total of Assets	**¥65,608**

(Millions of yen)

LIABILITIES

Current Liabilities:	**17,002**
Notes payable-trade	810
Accounts payable-trade	9,854
Short-term loans payable	993
Accounts payable	2,913
Income taxes payable	19
Accrued expenses	1,537
Deposits	207
Reserve for bonuses	420
Reserve for after-sale services	22
Other current liabilities	223
Fixed Liabilities:	**2,389**
Long-term loans payable	2,389
Total of Liabilities	**19,391**

SHAREHOLDERS' EQUITY

Paid-in Capital:	**11,411**
Paid-in capital	11,411
Statutory Reserve:	**20,996**
Additional paid-in capital	19,704
Legal reserve	1,292
Surplus:	**13,656**
Reserve for dividends	300
Reserve for advanced depreciation of fixed assets	35
General reserve	15,324
Unappropriated loss for the fiscal year under review	2,003
[Net loss for the fiscal year under review]	[2,420]
Unrecognized gain (loss) from evaluation	153
Treasury stock	- 1
Total of Shareholders' Equity	**46,216**
Total of Liabilities and Shareholders' Equity	**¥65,608**

PROFIT AND LOSS STATEMENT OF KOMATSU FORKLIFT CO., LTD.
(From April 1, 2001 to March 31, 2002)

(Millions of yen)

RECURRING PROFIT AND LOSS

Operating Profit and Loss

Operating Income:		
Net sales		47,860
Operating Expenses:		
Cost of goods sold	36,810	
Selling, general and administrative expenses	10,451	47,261
Operating Profit:		598

Non-Operating Profit and Loss

Non-Operating Income:		
Interest receivable	106	
Other non-operating income	447	553
Non-Operating Expenses:		
Interest payable	30	
Other non-operating expenses	435	466
Recurring Profit:		685

SPECIAL PROFIT AND LOSS

Special Profit:		
Gain on sale of shares of parent company	68	
Reversal of allowance for doubtful receivables	16	84
Special Loss:		
Provision for reserve for investment evaluation	2,931	
Loss from devaluation of investment securities	132	
Special retirement money	1,643	
Expenses for retirement benefits	249	
Other special loss	58	5,015
Loss before Income Taxes		4,244
Income Tax, Resident Tax and Enterprise Tax		40
Adjustment to Income Taxes		- 1,864
Net Loss for the Fiscal Year under Review:		2,420
Retained Earnings brought forward from the Previous Year		416
Unappropriated Loss for the Fiscal Year under Review:		2,003

[Significant Accounting Policies]

1. Any amount less than one million yen is disregarded.

2. Standard and method of evaluation in securities:

Shares of subsidiaries and affiliates:	Cost method on a moving average cost method
Other securities:	
Marketable securities:	Market price method based on the fair market price, etc. as of the settlement of accounts at the end of the fiscal year. (Any difference resulting from evaluation of securities shall directly be entered into capital account, while any cost of sales of marketable securities shall principally be calculated based on a moving average cost method.)
Non-marketable securities:	Cost method on a moving average cost method

3. Standard and method of evaluation of derivatives:

Derivatives:	Market price method

4. Standard and method of evaluation of inventories:

Products (excluding supply parts) and work in process:	Lower cost method on actual cost method
Supply parts:	Lower cost method on last-in first-out method
Raw materials and supplies:	Lower cost method on periodic average method

5. Method of depreciation of fixed assets:

Tangible fixed assets:	It is depreciated based on the declining balance method. With respect to the utilizable period and the residual value, they are depreciated based on the same method as prescribed in the Corporate Tax Law of Japan.
Intangible fixed assets:	It is depreciated based on the straight line method. With respect to the utilizable period, it is depreciated based on the same method as prescribed in the Corporate Tax Law of Japan. Provided, however, that software is depreciated based on the straight line method based on the utilizable period (5 years) in the Company.
Long-term prepaid expenses:	It is depreciated based on the straight line method. With respect to the depreciation period, it is based on the same method as prescribed in the Corporate Tax Law of Japan.

6. Accounting standards for allowances:

Allowance for doubtful receivables: It is stated an estimated amount not to be collectible, in consideration of the past experiences for the bad debt ratio with respect to doubtful receivables in general, and the individual estimate on possibility of collection with respect to certain debts including doubtful accounts, for the preparation for future losses arising from doubtful receivables.

Reserve for investment evaluation: This amount is provided after taking into consideration the financial situation of the parties in which investments have been made and fluctuations of the exchange rates of the currencies of the countries in which such parties are located respectively, for the preparation for losses arising from investments having been made in Japan and overseas.

Reserve for bonuses: It is stated an estimated amount to be necessary for the payment of bonuses, for the preparation for future payment of bonuses payable to employees and officers who are also in facilities of employees.

Accrued retirement benefits: It is stated that a recognized amount accrued at the end of the fiscal year under review based on retirement benefit liabilities and pension funds as at the end of the fiscal year under review, for the preparation for future payment of retirement benefits for employees. However, since the prepaid pension expenses are stated at the end of the fiscal year under review, there is no balance of the accrued retirement benefits. The difference resulting from the accounting changes is to be amortized proportionally for three years.
Actuarial difference is to be accounted for as expenses from the next fiscal year (inclusive) by the straight line method for a specified number of years (10 years) within the average years for the remaining years of service of employees at the time of its accrual.

7. Accounting standards for lease transactions:

Finance leases, except for those in which ownership is deemed to be transferred to the lessee, are accounted for as operating leases, that is, the rental of property.

8. Translation standards for foreign currency assets and liabilities into Japanese yen:

Foreign currency receivables and liabilities are translated into Japanese yen at the spot exchange rates in effect as at the date of the settlement of account. Exchange difference is accounted for as a loss or profit.

9. Hedge-accounting method:

(1) Hedge-accounting method: It is principally based on the deferred hedging treatment.

Foreign currency receivables and liabilities, etc., as to which forward exchange contracts were made, are accounted for using transfer treatments.

Interest rate currency swap contracts that fulfill requirements for transfer treatments and exceptional treatments, are accounted for using the overall deferred hedging treatment.

(2) Hedging vehicle and scope

Hedging vehicles	Scope
Forward exchange contracts:	Foreign currency receivables and foreign currency predetermined contracts
Interest rate currency swap contracts:	Foreign currency loans and interests receivable of loans

(3) Hedging policy: With respect to forward exchange, comprehensive forward exchange contracts are entered into in order to reduce or eliminate future exchange rate fluctuation risks for foreign currency operating receivables and liabilities in the ordinary course of transactions. Forward foreign exchange contracts are entered into to the necessary extent on the basis of the general export experiences with respect to foreign currency operating contracts.

With respect to interest rate swap contracts, an individual hedging is applied to reduce or eliminate future exchange rate fluctuation risks associated with foreign currency loans, and to reduce or eliminate future floating interest rate fluctuation risks associated with loans.

10. Accounting of consumption tax, etc.

No consumption tax is included in the financial statements.

[Additional Information]

1. Treasury stock, which had been included in the "other current assets" of the current assets category for the previous fiscal year (\0 million at the end of the previous fiscal year), is represented at the end of the stockholders' equity category as deductions for the fiscal year under review.

[Notes]

1. Pecuniary credits and debts to subsidiaries:

Short-term pecuniary credits to subsidiaries:	¥21,887 million
Long-term pecuniary credits to subsidiaries:	¥6,230 million
Short-term pecuniary debts to subsidiaries:	¥1,132 million

2. Pecuniary credits and debts to the controlling shareholder:

Short-term pecuniary credits to the controlling shareholder: ¥3 million
Short-term pecuniary debts to the controlling shareholder: ¥442 million

3. Accumulated depreciation of fixed assets:
   Tangible fixed assets: ¥22,270 million

4. Important fixed assets used pursuant to lease contracts: computer and all related equipment

5. Important assets in foreign currencies:

   Accounts receivable - trade ¥794 million
   Amounts in foreign currencies: US$5,927 thousand
   EUR140 thousand
   S$102 thousand
   Shares of subsidiaries ¥12,385 million
   Amounts in foreign currencies: US$92,000 thousand
   BF270,000 thousand

6. Guarantee liabilities, etc.:
   (1) Guarantee liabilities
   Bangkok Komatsu Industries Co., Ltd. \43 million
   * Exchange forward contract made by
   Bangkok Komatsu Industries Co., Ltd.
   (2) Other items similar to guarantee liabilities:
   ・KF Shoji Co., Ltd.: \10,705 million
   ・Komatsu forklift U.S.A. Inc.: \698 million
   (US$5,204 thousand)
   ・Others: \198 million
   (including Euro 25 thousand)
   The Company has submitted keep well agreements, letter of awareness, etc. to banks with respect to borrowings stated (2) above.

7. Note receivable discount: \113 million

8. Amount of transfer of accounts receivable due to credit securitization: \1,490 million

9. Net loss per share for the fiscal year under review (calculated by the total number of shares in issue during the fiscal year): ¥19.51

10. Sales to and purchase from subsidiaries:
    Sales to subsidiaries: ¥33,525 million
    Purchases from subsidiaries: ¥1,415 million
    Amount other than operating transactions: \726 million

11. Sales to and purchase from controlling shareholders:
    Sales to controlling shareholders: ¥0 million
    Purchases from controlling shareholders: ¥1,018 million
    Amount other than operating transactions: \133 million

12. Net assets prescribed for in paragraph 6 Section 1, Article 290 of the Commercial Code of Japan: \153 million

13. Notes maturing at the end of the fiscal year:
    The end of the fiscal year under review fell at a banking holiday and the accounting of notes was made as if the settlement had been conducted at such

maturity date.

Notes receivable	\4 million
Notes payable	\251 million

14. Related matters to tax effect accounting:
Breakdown of main reasons for deferred tax assets and deferred tax liabilities are as follows:

(Current Assets)

Deferred tax assets:	
Reserve for bonuses:	\154 million
Others:	\573 million
Total	\728 million
Net deferred tax assets:	\728 million

(Fixed Assets)

Deferred tax assets:	
Reserve for investment evaluation:	\3,160 million
Others	\888 million
Total	\4,048 million
Deferred tax liabilities:	
Reserve for advanced depreciation of fixed assets:	\20 million
Prepaid pension expenses	\267 million
Unrecognized loss from evaluation	\111 million
Total	\399 million
Net deferred tax assets:	\3,649 million

BALANCE SHEET OF KOMATSU LTD.
(As of March 31, 2002)

(in million yen)

ASSETS	
CURRENT ASSETS:	**319,287**
Cash on hand and in banks	25,957
Notes receivable trade	6,643
Accounts receivable trade	150,890
Finished products	25,114
Materials and supplies	2,327
Work in process	22,912
Prepaid expenses	558
Deferred taxes	21,488
Short-term loans receivable	57,660
Other current assets	12,181
Allowance for doubtful receivables	(6,446)
FIXED ASSETS:	**366,635**
TANGIBLE FIXED ASSETS:	**134,231**
Buildings	44,785
Structures	8,484
Machinery and equipment	28,266
Vehicles and delivery equipment	246
Tools, furniture and fixtures	7,380
Land	44,570
Construction in progress	497
INTANGIBLE FIXED ASSETS:	**11,045**
Utility rights	180
Software	10,803
Other intangible fixed assets	60
INVESTMENTS AND MISCELLANEOUS ASSETS:	**221,358**
Investment securities	43,536

19

Capital stock of subsidiaries and contributions	183,509
Long-term loans receivable	4,764
Non-current prepaid expenses	750
Deferred taxes	30,214
Other investments	5,853
Allowance for doubtful receivables	(2,067)
Allowance for investments valuation	(45,203)
TOTAL ASSETS	**685,922**
LIABILITIES	
CURRENT LIABILITIES:	**166,412**
Notes payable trade	3,663
Accounts payable trade	70,513
Short-term loans payable	11,145
Commercial paper	4,000
Accounts payable	59,460
Accrued corporation taxes, etc.	104
Advances received	974
Deferred profit on installment sales	4,122
Accrued bonuses	3,718
Warranty reserve	4,111
Other current liabilities	4,597
LONG-TERM LIABILITIES:	**100,691**
Bonds	62,447
Long-term loans payable	25,681
Liabilities for severance payments	10,723
Allowance for retirement payments to directors and auditors	1,092
Other long-term liabilities	746
TOTAL LIABILITIES	**267,103**

SHAREHOLDERS' EQUITY	
CAPITAL:	**70,120**
Capital stock	70,120
LEGAL RESERVES:	**127,366**
Capital surplus	109,337
Legal earned surplus	18,029
RETAINED EARNINGS:	**219,100**
Reserve for special depreciation	168
Reserve for losses on overseas investment	1
Reserve for advanced depreciation deduction	15,068
General reserve	230,359
Undisposed loss for this period (including net loss for this period, JPY 41,828 million)	26,496
VARIANCE OF THE ESTIMATE	**4,624**
Variance of the estimate	4,624
TREASURY SHARES	**(2,394)**
Treasury Shares	(2,394)
TOTAL SHAREHOLDERS' EQUITY	**418,818**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**685,922**

INCOME STATEMENT OF KOMATSU LTD.
(From April 1, 2001 to March 31, 2002)

(in million yen)

ORDINARY PROFITS AND LOSSES		
Operating Profit and Loss		
Operating income:		
Net sales		382,908
Operating expenses:		
Cost of sales	285,866	
Adjustment to deferred profit on installment Sales	(5,648)	
Selling, general and administrative expenses	93,982	374,200
Operating profit:		8,708
Non-operating Profit and Loss:		
Non-operating income:		
Interest and dividend Income	7,108	
Other non-operating income	2,318	9,427
Non-operating expenses:		
Interest expenses	1,922	
Other non-operating Expenses	12,418	14,341
Ordinary Profit:		3,794
SPECIAL PROFITS AND LOSSES		
Special Income:		
Proceeds from sale of land	11,967	
Proceeds from sale of investment securities	1,249	
Gains from sale of shares	74	13,290
Special Losses:		
Valuation loss in securities invested	7,547	
Deferred allowance of securities investment valuation	38,022	
Valuation loss of the shares of the subsidiaries	24,376	

Cost of reorganization	21,540	
Loss from sale of land	57	91,544
Loss before income taxes		74,460
Corporation, resident and enterprise taxes		44
Foreign tax returns		327
Adjustments to corporation tax, etc.		(32,349)
Net loss for the period		41,828
Unappropriated retained earnings brought forward		18,195
Interim cash dividend paid		2,863
Undisposed loss at the end of the period		26,496

23

(Notes)

1. **Accounting Principles**

(1) Method and basis of valuation of securities
Bonds held until maturity: Amortized at cost
Subsidiary shares and shares of affiliates: At cost at moving average
Other securities:

Quoted securities: At market value based on the market quotation on the settlement date (the valuation difference shall be disposed by directly accounting all this amount to capital, and the sale price shall be computed through moving average)

Unquoted securities: At cost (moving average)

(2) Method and basis of valuation of inventories

Finished products (excluding spare parts and real estate held for sale) and work in process: Lower of cost (specific identification basis)
Spare parts: Lower of cost (last-in, first-out)
Real estate held for sale: At cost (specific identification basis)
Materials and supplies: Lower of cost (periodic average)

(3) Depreciation of tangible fixed assets and intangible fixed assets is computed according to the declining-balance method and the straight-line method respectively.

(4) As for the provision of severance payments to officers and/or employees, the amount that actually arose as of the end of the period is accounted pursuant to liabilities for severance payments and pension assets. (With respect to the corporate pension system, as the pension assets exceed the liabilities for severance payments, the prepaid pension expense is accounted.)

(5) Accounting method of lease transactions

General accounting methods employed for ordinary lease transactions are used for accounting finance lease transactions, excluding such transactions in which it is recognized that the ownership of the leased article is being transferred to the borrower.

(6) Accounting for consumption tax

Accounting procedures in regard to consumption taxes follow the tax-exempt method.

(7) Change in accounting principles

Formerly, for long-term installment sales in which the installment period is in excess of two years, the profits to be collected after the next period were deferred, however, from this period the installment basis was changed to sales basis and the amount of profit is not deferred. Due to this change, when compared based on the previous period's accounting method, the operating profit and ordinary profit are increased JPY6,236 million respectively and loss before income taxes is accounted JPY6,236 million less.

2. Matters concerning the Balance Sheet

(1) Fractions of one million yen have been discarded.

(2) Short-term receivables from subsidiaries: JPY163,905 million

Short-term debts payable to subsidiaries: JPY24,377 million

Long-term receivables from subsidiaries: JPY622 million

(3) Accumulated depreciation of tangible fixed assets: JPY296,444 million

(4) In addition to the fixed assets shown in the balance sheet, there are computers and peripherals leased and used as important fixed assets.

(5) Important assets and liabilities denominated in foreign currencies

Accounts receivable denominated in foreign currencies:
JPY9,752 million
Denominated in:
US dollars: US$58 million
Euro: EUR 17 million

The above does not include accounts subject to forward foreign exchange contracts.

(6) The allowance for severance payments and pension assets in the severance payment trust that is offset with the former allowance as of the end of the period (excluding differences due to unrecognized computation of figures) are as follows:

	Lump sum payment of severance payment
Allowance for severance payments (before deduction of pension assets in severance payment trust)	JPY21,911 million
Pension assets in severance payment trust (excluding differences due to unrecognized computation of figures)	JPY11,187 million
Allowance for severance payments (after deduction of the pension assets in the severance payment trust)	JPY10,723 million

	Qualified Pension
Prepaid pension expense	JPY1,247 million

(7) The allowance for directors' retirement payments is an allowance accounted pursuant to Article 287-2 of the Commercial Code.

(8) Guaranteed liability: JPY55,480 million

Balance under letters of awareness, etc. : JPY119,450 million

Maximum repurchase amount for the transferred claims for installment sales receivables: JPY1,172 million

(9) The accounting for the notes that matured at the end of the period are disposed as having been settled on the date of note exchange. As the last day of the subject period fell on a holiday for the financial institutions, the notes that matured at the end of the period are included in the balance for the period as follows:

Notes receivable: JPY1,138 million
Notes payable: JPY1,058 million

(10) With respect to the treasury shares, as the former "Rules Concerning the Balance sheet, Profit and Loss Statement, Business Report and supplemental Schedules for a Kabushiki Kaisha" was amended, this is indicated at the end of the "Total Shareholders' Equity" as an item to be deducted from the capital effective from the end of the subject period.

(11) The amount of net assets prescribed in Article 290, Paragraph 1, Item 6 of the Commercial Code: JPY4,624 million

(12) Loss per common share (calculated based on the number of average outstanding shares (excluding treasury shares)): JPY43.81

3. Matters concerning the Statement of Income

(1) Fractions of one million yen have been discarded.

(2) Tradings with subsidiaries

Sales: JPY208,327 million

Purchases: JPY93,586 million

Trading other than operating transactions: JPY9,272 million